UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution on Interim Dividend Payment

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

On August 19, 2025 at the Board of Directors meeting, POSCO resolved to pay interim cash dividend as follows:

Interim Cash Dividends per Share (KRW)	2,016
Dividend Ratio to Market Value (%)	—
Record Date	June 30, 2025
Proposed Dividend Payment Date	September 9, 2025
Interim Dividend (KRW)	194,504,940,000

*	Above ‘Dividend Ratio to Market Value(%)’ is not applicable as POSCO is an unlisted company
*	Dividend payment date shall follow within 1 month from the date of board resolution according to the Article 464-2 of the Korean Commercial Law.
*	POSCO is a wholly owned subsidiary of POSCO HOLDINGS, and therefore, the dividend will be fully paid to POSCO HOLDINGS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 19, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President